SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

EUDORA FUND

LETTER OF INVESTMENT INTENT

October 10, 2012

To the Board of Trustees of The Eudora Funds:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in The Eudora Funds, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Eudora Asset Management, LLC

_____/s/______________

By: David A. Cohen